Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report included in this amended Registration Statement on Form 1-A/A of RespireRx Pharmaceuticals Inc. (the “Company”) of our report dated April 15, 2021, relating to our audit of the Company’s consolidated financial statements as of December 31, 2020 and 2019, and for each of the years then ended, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

Our report contains an explanatory paragraph that states the Company has experienced recurring losses, negative cash flows from operations, has limited capital resources, and a net stockholders’ deficiency. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

HASKELL & WHITE LLP

Irvine, California

October 8, 2021